

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Via E-mail
Louis J. Brothers
Chief Executive Officer
Valley Forge Composite Technologies, Inc.
River Center I
50 East River Center Boulevard, Suite 820
Covington, KY 41011

> **Re:** **Valley Forge Composite Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2011**
> **File No. 333-178839**

Dear Mr. Brothers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not be in a position to declare the registration statement effective until you have satisfactorily replied to and we have resolved all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010.

2. Please disclose in the forepart of the registration statement the number of shares that the selling shareholder may sell based on the current market price of your shares, without regard to any cap or restriction on the number of shares that the selling shareholder can own at any time.

3. Please provide us with an analysis of whether Lincoln Park Capital Fund, LLC is an affiliate of the company. In this regard, we note your disclosure on page 10 that as of December 27, 2011, the 6,514,154 shares to be offered by Lincoln Park represent 9.58%

of total common stock outstanding and 21.81% of common stock outstanding held by non-affiliates. In your analysis, consider the number of shares of common stock that you may issue to the selling shareholder. We may have further comment upon review of your response.

Prospectus Summary, page 6

4. Please disclose your net losses for the most recent fiscal year and interim period in the opening paragraphs of the summary section.

The Offering, page 8

5. Please disclose in the second paragraph on page 9 the formula to determine the discount to market at which the selling shareholder will receive the shares. We note in this regard the definition of "purchase price" on page 2 of the Purchase Agreement. Additionally, please clarify that the shares issued as a commitment fee were issued for no dollar consideration and that the formula does not relate to these shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

       Sincerely,

       /s/ Loan Lauren P. Nguyen

       Loan Lauren P. Nguyen
       Special Counsel

cc: <u>Via Email</u>
   Rachel L. Smydo
   Thorp Reed & Armstrong, LLP